Exhibit 21.1

SUBSIDIARIES

Name	State of Incorporation
R/xx Pharmacy Solutions, Inc.	Arizona
HealthExtras Benefits Administrator, Inc.	Delaware
HCEM Corporation	Delaware
U.S. Scripts, Inc.	Delaware
Managed Healthcare Systems, Inc.	Florida
Catalyst Consultants	Nevada
Catalyst Rx	Nevada
Catalyst Rx Government Services, Inc.	Nevada
Catalyst Rx IPA, Inc.	New York
EBRx, Inc.	Pennsylvania